Alexco Resource Corp.
Management’s Discussion and Analysis
For the year ended June 30, 2006

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Company”) is dated September 26, 2006 and provides an analysis of Alexco’s financial results for the year ended June 30, 2006 compared to the previous year.

The following information should be read in conjunction with the Company’s June 30, 2006 audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are expressed in Canadian dollars except where noted. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements and have been consistently followed in preparation of these consolidated financial statements.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. All statements in this discussion, other than statements of historical facts, that address reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Description of Business

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in Yukon. Alexco also performs reclamation and remediation services at mine sites using its rights to certain patents and the expertise acquired by its officers.

Pursuant to sale and assignment agreements with NovaGold Canada Inc. ("NovaGold"), Viceroy Minerals Corporation (“Viceroy”) and Asset Liability Management Group ULC (“ALM”), the Company acquired various assets in exchange for common shares and cash in three separate transactions which closed on March 15, 2005. The assets acquired included: cash, restricted cash, buildings and equipment, mineral properties and environmental remediation expertise.

On January 26, 2006, the Company completed an initial public offering (“IPO”) of 2 million common shares for gross proceeds of $3 million and contemporaneously was listed on the Toronto Stock Exchange under the symbol ‘AXR’. As a result of the IPO, the expiry date of 5,264,000 share purchase warrants issued by Alexco on March 15, 2005 was accelerated. All of the share purchase warrants were exercised into 5,264,000 common shares for gross proceeds of $4.2 million prior to the expiry date. The Company also completed two private placements during

April 2006 totalling 6.4 million common shares for gross proceeds of $15.7 million. The Company’s main source of funding has been from the IPO, exercise of share purchase warrants and private placements.

The Company holds interests in the Keno Hill, Brewery Creek, McQuesten, Sprogge, Harlan and Klondike properties located in the Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia.

Keno Hill Silver Property

The Keno Hill mining district is located in Yukon 330 km north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the Nacho Nyak Dun First Nation. The district consists of 14,980 hectares of mining leases, quartz claims and crown grants. The lands to be controlled by Alexco have numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government's published Minfile database states that between 1941 and 1989, the district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 opt silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited filed for bankruptcy.

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Company, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC").

"Interim Closing" of the UKHM transaction was completed on April 18, 2006, and the Company is now in the process of applying for a water licence, eventual issuance of which will permit "Final Closing" of the acquisition to take place.

At the same time, and as specifically allowed in the negotiated Subsidiary Agreement, Alexco is initiating a broad exploration program in the historic silver district, including compilation and digitization of relevant historic data, and a comprehensive field program of geology, geochemistry, geophysics and drilling. The Company plans to drill at least 15,000 metres in the summer and fall of 2006, focused primarily toward systematic testing of numerous targets, establishing mineral resources as appropriate and acquiring a better understanding of the local geology and ore controls.

Brewery Creek Gold Property

The Brewery Creek property is located in Yukon, near Dawson City. Viceroy Resource Corp. operated an open pit-heap leach mine there until 2002 when the mine was closed. Reclamation of the mine has been completed and long-term monitoring is ongoing. Previous re-interpretation conducted by NovaGold Canada Inc. during the summer of 2004 recognized significant similarities to the Donlin Creek deposit in Alaska, USA. As at Donlin Creek, mineralization at Brewery Creek is related to a series of high-level porphyritic dikes and sill like bodies that intrude sedimentary rocks including fine-grained carbonaceous shale, siltstone and sandstone.

Widespread mineralization occurs over 15 kilometers of strike length in a series of small, shallow oxide gold deposits discovered and exploited by Viceroy. Exploration by Viceroy focused almost exclusively on identification of shallow oxidized deposits consistent for a heap leach mining operation. Most of the exploration drilling was limited to 50 meters (150 ft.) depth. Viceroy did not test the potential for higher grade, sulfide resources deeper in the system.

The Company commissioned an independent qualifying report (the "Brewery Creek Report") on the Brewery Creek property entitled "Brewery Creek Gold Project, Yukon Territory, Canada" authored by Ronald G. Simpson, P. Geo. of GeoSim Services Inc. dated November 4, 2005.

Based on the Brewery Creek Report, although the Brewery Creek property is currently in a reclamation and closure phase, geological and structural mapping in 2002 and 2003 developed a more regionally consistent structural model indicating potential for the discovery of additional oxide and higher grade sulphide deposits. The report recommends that comprehensive structural and stratigraphic mapping needs to continue outboard from the known deposits to define the potential of other polydeformed, regional fold closures that may have acted as deep seated, extensional sinks for later gold deposition. The report also notes that in the current environment of improving gold prices and approximately 2 million tonnes of useable space left on the heap leach pad, indicated resources of 145,000 ounces and inferred resources of 143,000 ounces may prove economically feasible in the future.

Continued exploration work is ongoing. Future work will include detailed structural mapping of existing trenches and road exposures and re-logging of the deeper drill holes on the property in order to refine local controls to gold mineralization and how they relate to the regional deformation model. This mapping and re-synthesis of available data is critical to defining blind, higher grade sulphide targets at depth. In particular, priority will be given to defining extensions of the structurally complex areas in the Moosehead, Bohemian-Sleemans Trend and the Classic Zone.

McQuesten Gold Property

The Company holds a 70% interest in the McQuesten property through a wholly-owned subsidiary. Eagle Plains Resources Ltd. ("Eagle Plains") holds the other 30% interest. The interests are held subject to a joint venture agreement dated December 1, 2003 between the Company and Eagle Plains. The McQuesten property is also subject to a 2% net smelter return royalty reserved to the original owner, Bernard Kreft, pursuant to an agreement dated April 10, 1997 between Bernard Kreft and Eagle Plains.

The Company commissioned an independent qualifying report (the "McQuesten Report") on the McQuesten property entitled "Technical Report on the McQuesten Property" authored by Janice Fingler, M.Sc., P.Geo. dated November 7, 2005.

Based on the McQuesten Report, the McQuesten property is endowed with several of the geological, geophysical, and geochemical associations of granitic-related gold deposits of the mid Cretaceous Tombstone Suite. Local temporal and structural associations of gold mineralization are also similar to those within the Elsa-Keno Hill camp.

The project has excellent infrastructure with access via the all-weather Yukon Silver Trail Highway near the town of Mayo. The property is located 40 kilometers northeast of the Keno Hill Mining District.

In 2003, a 3000 meter (10,000 foot) diamond drill program on the McQuesten property was completed by NovaGold. The program completed 17 core holes targeting widespread gold-

bearing skarn style mineralization developed along a 1.4 kilometer long zone. Mineralized intervals were encountered in virtually all of the drill holes and are broadly continuous along strike. Gold grades appear to be related to both skarn development and the proximity to a series of high angle structural zones and thin felsic dikes encountered in the drilling and earlier trenching.

All of the holes encountered some gold mineralization commonly as native gold. Highlights include drill hole MQ03-09, which intercepted 7.7 meters grading 5.81 grams per tonne (g/t) and 7.8 meters grading 3.68 g/t gold, as well as MQ03-17 which intercepted 9.0 meters grading 1.03 g/t and 10.8 meters grading 1.94 g/t gold.

Further exploration at McQuesten will be integrated with the Keno Hill program including geology, airborne geophysics, drilling and geochemistry.

Other Services

The Company also performs reclamation and remediation consulting services for mining companies and governments on abandoned and existing mine sites as well as development projects.

The Company has been awarded a contract with the Government of Yukon as a contractor for the environmental care and maintenance of the UKHM site.

Alexco has continued reclamation related care and maintenance activity at the Brewery Creek property. Reclamation work is seasonal in the Yukon and the Company incurred additional costs in the summer with an extensive seeding program.

The Company continued providing consultant services to BHP Billiton Diamonds Inc. (“BHPB”) as part of BHPB’s interim reclamation and closure plan for the EKATI diamond mine.

Additional information on the Company is available on the Company’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Access Acquisition

On June 30, 2006, the Company completed the business acquisition of Access Mining Consultants Ltd. (“Access”). Access is a mid-tier environmental consulting firm headquartered in Whitehorse, Yukon. Under a plan of arrangement the Company acquired 100% of Access in exchange for $1 million in cash and $1 million fair valued common shares (383,978 Alexco common shares) calculated at the volume weighted average price for the 10 trading days prior to June 27, 2006. The transaction was accounted for using the purchase method applied to the fair value of all assets and liabilities as at June 30, 2006. Further information on the business acquisition can be found in note 3 of the audited financial statements for the year ended June 30, 2006 and in the business acquisition report filed on SEDAR.

Results of Operations

The Company had a net loss of $2,685,000 (or $0.15 per share) for the year ended June 30, 2006, compared with a net loss of $711,000 (or $0.10 per share) for the period from March 15 to June 30, 2005. The main factor in the increase in net loss is a full year of operations in 2006 compared with three and one half months of operations in 2005. On a monthly basis, the average net loss for both fiscal years is between $200,000 and $225,000.

The Company had consulting revenues of $537,000 for the year ended June 30, 2006 compared with $85,000 for the period in 2005. In 2006 the Company actively obtained new sources of consulting income with other mining companies and the Yukon government. Margins from the consulting business have remained consistent on an annual basis, being 38% in 2006 and 40% in 2005.

Expenses were $3,722,655 for the year ended June 30, 2006 compared with $845,000 for the period from March 15 to June 30, 2005. The largest amount was non-cash stock-based compensation of $1,567,000 in 2006 compared with $400,000 in 2005. In 2006 salaries and contractors wages was $356,000 compared with $34,000 in 2005. The Company has expanded its operations in the year hiring staff for management and administration duties and contracting staff for exploration services.

Other expenses have increased with the expansion of business activities. Business development costs incurred in pursuit of new environmental remediation agreements and contracts increased by $373,000. Exploration costs have increased by $316,000 in 2006 which Alexco incurred at Keno Hill for work performed prior to obtaining the agreement with the government and involved compiling and analyzing geologic data on the property. Amortization has increased by $256,000 relating mainly to the patents and contracts. Office and administrative costs have increased by $170,000 as well as transfer agent costs have increased by $104,000 for the listing of the Company’s common shares on the Toronto Stock Exchange.

Other income has increased by a total of $731,000. Interest income was $319,000 in the year ended 2006 compared with $35,000 for 2005. The increase is a result of the Company investing its excess cash from financings in short term highly liquid investments. The Company recorded a gain of $182,000 in 2006 compared with $40,000 in 2005 on the settlement of reclamation liabilities. The Company also recorded a gain of $237,000 in 2006 on the disposal of older buildings and equipment at the Brewery Creek site.

Selected Financial Data

The following annual and quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and reported in Canadian dollars.

Annual and Quarterly Information

	For the year ended June 30, 2006 $	From March 15 to June 30, 2005 $
Net revenues	206,000	34,000
Expenses	3,723,000	845,000
Other income	831,000	100,000
Loss for the year	2,685,000	711,000
Loss per share – basic and diluted	$0.15	$0.10
Total assets	42,694,000	10,913,000
Total long term financial liabilities	10,221,000	1,691,000

	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $	6/30/05(1) $
Net revenues	52,000	79,000	54,000	21,000	34,000
Expenses	1,963,000	586,000	743,000	431,000	845,000
Other income	192,000	504,000	28,000	107,000	100,000
Loss for the quarter	(1,718,000)	(3,000)	(661,000)	(303,000)	(711,000)
Loss per share – basic and diluted	($0.08)	($0.00)	($0.05)	($0.02)	($0.10)

(1) Includes results from March 15 to March 31, 2005.

Fourth Quarter

The majority of the revenues in the fourth quarter were generated mainly from the care and maintenance services provided to the Yukon government on the Keno Hill property. The Company has negotiated a monthly care and maintenance service contract that continues until Final Close, at which time the Company will obtain a water license for the project.

Expenses have increased due to the grant of 1,120,000 stock options in May 2006 to employees, directors and contractors.

Liquidity and Capital Resources

At June 30, 2006 the Company had cash and cash equivalents of $11.8 million and restricted cash of $12.3 million. The Company’s working capital balance was $12.1 million which has increased from 2005 by $8.7 million due mainly to share financings. The Company increased working capital by $21.7 million from the issuance of common shares. In January 2006, the Company completed an IPO and issued 2 million common shares at $1.50 per share for gross proceeds of $3.0 million. The IPO triggered an acceleration of the expiry date of 5,264,000 share purchase warrants of which all were exercised into 5,264,000 common shares at $0.80 per share for gross proceeds of $4.2 million. The Company completed a flow-through share financing in April 2006 and issued 1.7 million flow-through shares for gross proceeds of $4.0 million. The Company also completed a private placement in April 2006 for 4.7 million common shares at $2.50 per share for gross proceeds of $11.8 million.

The Company used $819,000 cash in operations, expended $2,163,000 on mineral properties and deferred exploration costs and purchased equipment for $94,000. The Company also used cash of $10 million to fund the UKHM trust account and $1 million to purchase Access Mining Consultants.

The Company has sold buildings and equipment from the Brewery Creek mine site for proceeds of $817,000. The Company has no significant commitments for capital resources.

The Company currently has sufficient working capital to complete the exploration activities on the Keno Hill, Brewery Creek and McQuesten properties, to pursue additional reclamation consulting projects and to cover on-going general and administrative costs. The Company has obtained its main source of funding from equity issuances. There can be no assurance of continued access to significant equity funding in the future.

Share Data

The following is the Company’s issued and outstanding share data as at September 26, 2006, the date of this MDA. Each stock option and warrant is exercisable for one common share of the Company.

Securities	Number	Exercise Price	Expiry Date
Common shares	28,305,909
Stock Options	945,000 220,000 1,105,000	$0.80 $1.50 $3.08	June 15, 2012 December 16, 2012 May 18, 2013
Warrants	126,221 82,369 190,971	$1.50 $2.35 $2.50	January 26, 2007 April 13, 2007 April 28, 2007

Commitments

As at June 30, 2006, the Company has aggregate commitments and operating leases for vehicles, office space and office equipment totalling $813,000. The future minimum lease payments at the end of the year are as follows.

2007	$174,000
2008	$197,000
2009	$176,000
2010	$135,000
2011	$131,000
Thereafter	-
$813,000

The Company also has an annual advance royalty payment on the McQuesten property of which the Company’s portion is $14,000.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the fiscal year ended June 30, 2006, the Company entered into the following related party transactions:

The Company recorded $338,000 in consulting fees to ALM Group ULC (ALM), which was related by having one director and one officer in common. At June 30, 2006, there was $43,000 owing to ALM included in accounts payable and accrued liabilities. ALM provides senior management and environmental consulting services to the Company.

The Company paid $7,000 in rent expense as the result of a month to month rental agreement with Quest Management Corp., a company related by having one director in common.

The Company recorded $470,000 in technical services fees to NovaGold, which was related by having one director in common. At June 30, 2006, there was $161,000 due to NovaGold included in accounts payable and accrued liabilities. NovaGold provides management and exploration services to the Company and owns approximately 19% of the Company’s common shares.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as previously disclosed, before the board of directors for consideration.

Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

  the estimation of mineral resources and reserves;
  the carrying values of mineral properties; and
  the valuation of stock-based compensation expense.

Mineral properties and deferred exploration costs

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources determined which in turn could have a material effect on the carrying value of mineral properties and deferred exploration costs.

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation recorded in a period.

Disclosure Controls and Procedures

The Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109 for the year ended June 30, 2006. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended June 30, 2006. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

Forward-Looking Statements

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.